                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                                                               File No. 69-00543

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
RULE U-3A-2 FROM THE PROVISION OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be filed Annually Prior to March 1

                        Lightning Pipeline Company, Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Lightning Pipeline Company, Inc. (the "Lightning"), is an Ohio corporation headquartered in Mentor, Ohio and serves as a holding company for its wholly-owned subsidiary Orwell Natural Gas Company ("Orwell"), an Ohio corporation and natural gas public utility company organized in the state of Ohio with its principle place of business in Orwell, Ohio.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     Lightning owns all of the capital stock of Orwell. Lightning does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

Orwell owns approximately 177 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in Orwell's natural gas distribution business, all of which is located within the State of Ohio. Orwell does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

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


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Lightning:    None.

          Orwell:       395,767.0 Mcf. sold
                        -0- Mcf. transported

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          Lightning:    None.

          Orwell:       None.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          Lightning:    None.

          Orwell:       None.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          Lightning:    None.

          Orwell:       None.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business, address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          N/A

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          N/A


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     (c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          N/A

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          N/A

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          N/A



          EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Attached.

          EXHIBIT B

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          N/A



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     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 2005.

                                             LIGHTNING PIPELINE COMPANY, INC.

                                             By /s/ Thomas J. Smith
                                                ---------------------------
                                             Name:  Thomas J. Smith
                                             Title: Treasurer

     Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

     William J. Harmon or Michael G. Strohmeier, Jones Day, 77 W. Wacker, Chicago, Illinois 60601-1692, Telephone: (312) 782-3939, Facsimile: (312) 782-8585, Counsel for Lightning Pipeline Company, Inc.





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
                                                                       EXHIBIT A


                        LIGHTNING PIPELINE COMPANY, INC.
                       CONSOLIDATING FINANCIAL STATEMENTS
                                December 31, 2004
                                   (Unaudited)


                                                                ORWELL NAT GAS      LPC, INC.     ELIMINATIONS    CONSOLIDATED
                                                              ------------------  -------------   ------------  ----------------
ASSETS
Cash                                                          $           47,031                                 $        47,031
Accounts Receivable                                                      638,151                                         638,151
Less: Allowance for Bad Debt                                             (25,000)                                        (25,000)
Inventories                                                              477,609                                         477,609
Prepaid Expenses                                                          (2,191)                                         (2,191)
Other Receivables                                                      1,308,134                                       1,308,134
                                                              ------------------  -------------   ------------  ----------------
                                        TOTAL CURRENT ASSETS           2,443,733              -              -         2,443,733

Depreciable Assets                                                     6,980,414                                       6,980,414
Accumulated Depreciation                                              (2,601,514)                                     (2,601,514)
                                                              ------------------  -------------   ------------  ----------------
                                    NET PROPERTY & EQUIPMENT           4,378,900              -              -         4,378,900

Investment - Orwell Net Gas                                                    -      1,565,694     (1,565,694)                -
Intangible assets - cost                                                  73,578            850                           74,428
Less accum amortization                                                  (51,184)          (439)                         (51,623)
Notes receivable - ONG                                                                                                         -
Goodwill                                                                              2,542,264                        2,542,264
Deposit                                                                    1,000                                           1,000
                                                              -------------------------------------------------------------------
                                                OTHER ASSETS              23,394      4,108,369     (1,565,694)        2,566,069

TOTAL ASSETS                                                  $        6,846,027  $   4,108,369    $(1,565,694)  $     9,388,702
                                                              ===================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts Payable                                              $        1,954,833                                 $     1,954,833
Accounts Payable - ONG                                                         -                                               -
Current Portion of notes                                                 904,000                                         904,000
Customer Deposits                                                         17,400                                          17,400
Accrued Payroll & Taxes                                                   57,433                                          57,433
Accrued Gross Receipts Taxes                                             204,506                                         204,506
Accrued State & Local Tax                                                 62,604                                          62,604
Accrued Expenses Other                                                    11,839                                          11,839
Accrued Interest                                                               -         32,957                           32,957
                                                              -------------------------------------------------------------------
                                   TOTAL CURRENT LIABILITIES           3,212,613         32,957              -         3,245,570

Curr portion of Def Comp arrangement
Long-term Debt                                                         1,423,895      1,000,000                        2,423,895
Loan from shareholder                                                    643,825      3,050,932                        3,694,757
Long-term portion of def comp                                                                                                  -
                                                              -------------------------------------------------------------------
                      Long Term Debt                                   2,067,720      4,050,932              -         6,118,652
Capital Stock                                                            467,667          1,250       (467,667)            1,250
Additional Paid In Capital                                             1,183,435                    (1,183,435)                0
Retained Earnings LPC                                                                  (226,334)                        (226,334)
Retained Earnings ONG                                                    (85,408)       249,564         85,408           249,564
                                                              -------------------------------------------------------------------
                                  TOTAL STOCKHOLDERS' EQUITY           1,565,694         24,480     (1,565,694)           24,480

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                      $        6,846,027  $   4,108,369    $(1,565,694)  $     9,388,702
                                                              ===================================================================


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
                        LIGHTNING PIPELINE COMPANY, INC.
                       CONSOLIDATING FINANCIAL STATEMENTS
                                December 31, 2004
                                   (Unaudited)

                                                 ORWELL NAT GAS      LPC, INC.      RECLASS      ELIMINATIONS     CONSOLIDATIONS
                                                -----------------------------------------------------------------------------------
UTILITY REVENUE
     Gas Sales                                        $ 4,292,533                                                    $ 4,292,533
     Cost of Gas                                        2,726,828                                                      2,726,828
                                                -----------------------------------------------------------------------------------
        GROSS PROFIT FROM GAS SALES                     1,565,706             -             -                 -        1,565,706

OTHER OPERATING REVENUE                                   415,792                                                        415,792
                                                -----------------------------------------------------------------------------------
         TOTAL OPERATING REVENUE                        1,981,498             -             -                 -        1,981,498

OPERATING EXPENSES
Field Labor                                               302,863                                                        302,863
Operating Supplies                                         14,309                                                         14,309
Depreciation                                              169,584                                                        169,584
State & Local Taxes                                        79,092                                                         79,092
Salaries                                                  334,396                                                        334,396
Gross Receipts Tax                                        204,506                                                        204,506
Hospitalization                                            41,683                                                         41,683
Retirement Plan                                             5,652                                                          5,652
Education                                                   6,081                                                          6,081
Professional Fees                                         129,982                                                        129,982
Management Fees                                            24,000                                                         24,000
Vehicle Expense                                            78,363                                                         78,363
Payroll Taxes                                              58,286                                                         58,286
Insurance                                                  35,953                                                         35,953
Amortization                                                2,664           170                                            2,834
Rent Expense                                               64,556                                                         64,556
Office Supplies                                            12,558                                                         12,558
Telephone                                                  29,493                                                         29,493
Repairs & Maintenance                                      84,330                                                         84,330
Utilities                                                  24,884                                                         24,884
Dues & Subscriptions                                       10,076                                                         10,076
Advertising                                                 6,347                                                          6,347
Miscellaneous                                              69,240                                                         69,240
Bad Debts                                                  22,518                                                         22,518
Contributions                                                 127                                                            127
Licenses & Permits                                          5,378                                                          5,378
Consulting Fee                                              9,741                                                          9,741
Meter Reading                                              19,514                                                         19,514
                                                -----------------------------------------------------------------------------------
           TOTAL OPERATING EXPENSES                     1,846,175           170             -                 -        1,846,345

             INCOME FROM OPERATIONS                       135,323          (170)            -                 -          135,153

OTHER INCOME (EXPENSES)
Interest Expense - Operating                             (111,214)                                                      (111,214)
Interest Expense - Investment                                           (73,397)                                         (73,397)
Deferred Compensation
Provision for Income Tax                                  (17,621)
Interest Earned
Gain on Sale of Assets
       TOTAL OTHER INCOME(EXPENSE)                       (128,835)      (73,397)            -                 -         (184,611)
                                                -----------------------------------------------------------------------------------

                  NET INCOME (LOSS)                   $     6,488    $  (73,567)       $    -           $     -      $   (49,458)
                                                ===================================================================================


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